

June 6, 2012

<u>Via E-Mail</u>
Mr. Greg D. Kerley
Southwestern Energy Company
Executive Vice President and Chief Financial Officer
2350 North Sam Houston Parkway East, Suite 125
 Houston, Texas 77032

> **Re: Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2012**
> **File No. 1-08246**

Dear Mr. Kerley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Property, Depreciation, Depletion and Amortization, page 76

1.   We note you have conflicting disclosures about prices utilized in your ceiling test under this heading, the critical accounting policy discussion in MD&A; and the corresponding disclosures in your two preceding annual reports. Such disclosures are not consistent in describing for each ceiling test date whether you utilized the year-end price or the average of prices stipulated in ASU 2010-03, applicable to fiscal years ending on and

after December 31, 2009. Please revise your accounting and disclosures as necessary to conform with this guidance.

Note 4 – Natural Gas and Oil Producing Activities (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 83

2.   We note your disclosure on page 26 explaining that it is likely you will recognize ceiling test write-downs during 2012. The data in your tables on pages 81 and 83 shows that total costs capitalized for oil and gas properties as of December 31, 2011 exceed your standardized measure of discounted future net cash flows plus the cost of unproved properties; and your disclosure on page 58 clarifies that the ceiling is calculated as the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10 percent (i.e., the standardized measure), plus the lower of cost or market value of unproved properties. As such, please tell us why you have not recorded a ceiling test write-down of costs capitalized for your oil and gas properties as of December 31, 2011, also for the prior year-end as the circumstances appear to be similar.

3.   We understand from your disclosure on page 76 that the ceiling computed in your December 31, 2011 test was $262.5 million higher than would have been computed using average prices due to cash flow hedges. Tell us the amounts of ceiling test write-downs you would have recognized at the end of each quarter and year if you did not have cash flow hedges; also quantify the cash flow hedges held at the end of each of these periods. This disclosure would ordinarily be necessary to comply with IRQ 1 of SAB Topic 12:D.3.b.

Definitive Proxy Statement on Schedule 14A filed April 5, 2012

Share Ownership of Management, Directors and Nominees, page 21

4.   We note footnotes (1) and (3) to the beneficial ownership table concerning pledges by officers of shares as security. We furthermore note your statement on page 34 that you have "implemented a policy that prohibits all employees, including the NEOs … from hedging the economic risk of ownership of our stock" and your statement on page 55 that "officers are not permitted, as a matter of policy, to sell short, enter into derivative contracts on, or engage in hedging or monetization transactions that hedge the economic risk of their ownership of our shares." Please clarify whether, and to what extent, your policies permit officers to pledge their shares.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation, page 49

5.   In future filings, please include disclosure concerning the frequency of advisory votes to approve executive compensation and when the next such advisory vote will occur. We refer you to Item 24 of Schedule 14A.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Mark Wojciechowski at (202) 551-3759 or in his absence, Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Norman Von Holtzendorff at (202) 551-3237, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director